SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                          SCHEDULE 13D
                         (Rule 13d-101)


     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
       TO RULE 13d-1(a)AND AMENDMENTS THERETO FILED PURSUANT TO
                             RULE 13d-2(a)
                          (Amendment No.   )*

            INFORMATION MANAGEMENT TECHNOLOGIES CORPORATION
                           (Name of Issuer)

                Common Stock, par value $.04 per share
                    (Title of Class of Securities)

                              456908 30 0
                            (CUSIP Number)

             Robert Sachs, 200 North Swall Drive, PH 58,
                       Beverly Hills, CA  90211
             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                            March 25, 1999
        (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on
 Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .


 -----------
 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Investment Annuity of Robert Sachs
 ---------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                               (b)
 ---------------------------------------------------------------
 3  SEC USE ONLY

 ---------------------------------------------------------------
 4  SOURCE OF FUNDS*
    OO
 ---------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
 ---------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    California
 ---------------------------------------------------------------
  NUMBER OF          7  SOLE VOTING POWER

    SHARES              2,101,800<F1><F2>
                    --------------------------------------------
 BENEFICIALLY        8  SHARED VOTING POWER

   OWNED BY
                    --------------------------------------------
     EACH            9  SOLE DISPOSITIVE POWER

  REPORTING             2,101,800<F1><F2>
                    --------------------------------------------
    PERSON           10 SHARED DISPOSITIVE POWER

     WITH
 ---------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,101,800<F1><F2>
 ---------------------------------------------------------------
 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
 CERTAIN SHARES*
 ---------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (13)
    16.15%<F3>
 ---------------------------------------------------------------
 14 TYPE OF REPORTING PERSON*
    OO
 ---------------------------------------------------------------
 *SEE INSTRUCTIONS BEFORE FILLING OUT!

 1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    New Nibco, Inc.
 ---------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                               (b)
 ---------------------------------------------------------------
 3  SEC USE ONLY

 ---------------------------------------------------------------
 4  SOURCE OF FUNDS*
    OO
 ---------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
 ---------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Nevada
 ---------------------------------------------------------------
  NUMBER OF          7  SOLE VOTING POWER

    SHARES              1,043,002<F4><F2>
                    --------------------------------------------
 BENEFICIALLY        8  SHARED VOTING POWER

   OWNED BY
                    --------------------------------------------
     EACH            9  SOLE DISPOSITIVE POWER

  REPORTING             1,043,002<F4><F2>
                    --------------------------------------------
    PERSON           10 SHARED DISPOSITIVE POWER

     WITH
 ---------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,043,002<F4><F2>
 ---------------------------------------------------------------
 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
 CERTAIN SHARES*
 ---------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (13)
    8.01%<F3>
 ---------------------------------------------------------------
 14 TYPE OF REPORTING PERSON*
    CO
 ---------------------------------------------------------------
 *SEE INSTRUCTIONS BEFORE FILLING OUT!

 1  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Nibco Nevada, Inc.
 ---------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                               (b)
 ---------------------------------------------------------------
 3  SEC USE ONLY

 ---------------------------------------------------------------
 4  SOURCE OF FUNDS*
    OO
 ---------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
 ---------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Nevada
 ---------------------------------------------------------------
  NUMBER OF          7  SOLE VOTING POWER

    SHARES              719,422<F5><F2>
                    --------------------------------------------
 BENEFICIALLY        8  SHARED VOTING POWER

   OWNED BY
                    --------------------------------------------
     EACH            9  SOLE DISPOSITIVE POWER

  REPORTING             719,422<F5><F2>
                    --------------------------------------------
    PERSON           10 SHARED DISPOSITIVE POWER

     WITH
 ---------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    719,422<F5><F2>
 ---------------------------------------------------------------
 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
 CERTAIN SHARES*
 ---------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (13)
    5.53%<F3>
 ---------------------------------------------------------------
 14 TYPE OF REPORTING PERSON*
    CO
 ---------------------------------------------------------------
 *SEE INSTRUCTIONS BEFORE FILLING OUT!

 1  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    RHS Corp.
 ---------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                               (b)
 ---------------------------------------------------------------
 3  SEC USE ONLY

 ---------------------------------------------------------------
 4  SOURCE OF FUNDS*
    OO
 ---------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
 ---------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Nevada
 ---------------------------------------------------------------
  NUMBER OF          7  SOLE VOTING POWER

    SHARES              2,289,098<F6><F2>
                    --------------------------------------------
 BENEFICIALLY        8  SHARED VOTING POWER

   OWNED BY
                    --------------------------------------------
     EACH            9  SOLE DISPOSITIVE POWER

  REPORTING             2,289,098<F6><F2>
                    --------------------------------------------
    PERSON           10 SHARED DISPOSITIVE POWER

     WITH
 ---------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,289,098<F6><F2>
 ---------------------------------------------------------------
 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
 CERTAIN SHARES*
 ---------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (13)
    17.59%<F3>
 ---------------------------------------------------------------
 14 TYPE OF REPORTING PERSON*
    CO
 ---------------------------------------------------------------
 *SEE INSTRUCTIONS BEFORE FILLING OUT!

 1  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Robert Sachs
 ---------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                               (b)
 ---------------------------------------------------------------
 3  SEC USE ONLY

 ---------------------------------------------------------------
 4  SOURCE OF FUNDS*

 ---------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 PURSUANT TO ITEM 2(d) or 2(e)
 ---------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    US
 ---------------------------------------------------------------
  NUMBER OF          7  SOLE VOTING POWER

    SHARES              6,153,322<F7><F2>
                    --------------------------------------------
 BENEFICIALLY        8  SHARED VOTING POWER

   OWNED BY
                    --------------------------------------------
     EACH            9  SOLE DISPOSITIVE POWER

  REPORTING             6,153,322<F7><F2>
                    --------------------------------------------
    PERSON           10 SHARED DISPOSITIVE POWER

     WITH
 ---------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    6,153,322<F7><F2>
 ---------------------------------------------------------------
 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
 CERTAIN SHARES*
 ---------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (13)
    47.30%<F3>
 ---------------------------------------------------------------
 14 TYPE OF REPORTING PERSON*
    IN
 ---------------------------------------------------------------
 *SEE INSTRUCTIONS BEFORE FILLING OUT!

 <F1>  633,518 shares of Information Management Technologies
 Corporation ("Imtech") common stock ("Common Stock") were issued to the Investment Annuity of Robert Sachs (the "Investment Annuity") on December 29, 1998 upon conversion of shares of Imtech 12% Redeemable Convertible Preferred Stock ("Preferred Stock"). At that time, the Investment Annuity owned an additional 17,400 shares of Common Stock. Pursuant to the Order (see <F2>), Imtech is obligated to issue 1,450,882 additional shares of Common Stock to the Investment Annuity.

 <F2> On December 29, 1998, shares of Common Stock were also issued, upon conversion of shares of Preferred Stock, to New Nibco, Inc. ("New Nibco"), Nibco Nevada, Inc. ("Nibco Nevada") and RHS Corp. ("RHS"), affiliates of the Investment Annuity (together with the Investment Annuity, the "Reporting Entities"). The number of shares of Common Stock which the Reporting Entities received on December 29, 1998, was substantially less than the number of shares to which they believed they were entitled under the terms of the Preferred Stock and the Reporting Entities requested that additional shares of Common Stock be issued to them on several occasions. Imtech refused to issue the additional shares requested by the Reporting Entities. On January 29, 1999, the Investment Annuity, New Nibco, Nibco Nevada, RHS and Robert Sachs, the individual who controls all of the foregoing entities, filed suit against Imtech in the Federal District Court in the Southern District of New York seeking an award of additional shares of Common Stock. An Order was signed by Judge Irving Pollack on March 15, 1999, and stipulated to by all parties on March 25, 1999 (the "Order"), pursuant to which Imtech has instructed its transfer agent to issue 1,450,882 additional shares of Common Stock to the Investment Annuity, 902,219 additional shares of Common Stock to New Nibco, 322,417 additional shares of Common Stock to Nibco Nevada and 1,893,655 additional shares of Common Stock to RHS.

 <F3>  Based on 8,439,363 shares of Common Stock outstanding on
 December 31, 1998, according to Imtech's Report on Form 10-Q for the period ended December 31, 1998, plus the 4,569,173 shares of Common Stock to be issued to the Reporting Entities pursuant to the Order. Based upon a review of public filings made by Imtech, it is believed that there are outstanding no warrants, options or other securities that, during the next 90 days, are exercisable for, or convertible into, Common Stock at a price which does not greatly exceed the price at which the Common Stock is presently trading.

 <F4>  140,783 shares of Common Stock were issued to New Nibco on December 29, 1998 upon conversion of shares of Preferred Stock. Pursuant to the Order (see <F2>), Imtech is obligated to issue 902,219 additional shares of Common Stock to New Nibco.

 <F5>  397,005 shares of Common Stock were issued to Nibco
 Nevada on December 29, 1998 upon conversion of shares of Preferred Stock. Pursuant to the Order (see <F2>), Imtech is obligated to issue 322,417 additional shares of Common Stock to Nibco Nevada.

 <F6>  422,343 shares of Common Stock were issued to RHS on
 December 29, 1998 upon conversion of shares of Preferred Stock. 26,900 shares of Common Stock have since been sold by RHS in the open market. Pursuant to the Order (see <F2>), Imtech is obligated to issue 1,893,655 additional shares of Common Stock to RHS.

 <F7>  Robert Sachs is the beneficial owner of the 6,153,322 shares of Imtech Common Stock beneficially owned by the Reporting Entities as the sole beneficiary of the Investment
 Annuity and the sole shareholder of New Nibco, Nibco Nevada and RHS.


 Item 1.     Security and Issuer.

           The class of equity securities to which this Statement relates is the common stock, par value $.05 per share (the "Common Stock"), of Information Management Technologies Corporation, a Delaware corporation ("Imtech"). The principal executive offices of Imtech are located at 130 Cedar Street, 4th Floor, New York, New York 10006


 Item 2.    Identity and Background.

      (a) This Statement is being filed by the Investment Annuity of Robert Sachs (the "Investment Annuity"), New Nibco, Inc. ("New Nibco"), Nibco Nevada, Inc. ("Nibco Nevada"), RHS Corp. ("RHS") and by Robert Sachs ("Sachs"), the sole beneficiary of the Investment Annuity and the sole shareholder of New Nibco, Nibco Nevada and RHS.

      (b) The business address of the Investment Annuity is c/o Lincoln Trust, 6312 South Fiddler's Green Circle, Suite 400E, Englewood, Colorado 80111. The business address of New Nibco, Nibco Nevada, RHS and Sachs is 200 North Swall Drive, PH 58, Beverly Hills, CA 90211.

      (c)  The present principal business of the Reporting
 Entities and Sachs is investing.

      (d), (e) None of the Investment Annuity, New Nibco, Nibco Nevada, RHS or Sachs has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) The Investment Annuity is maintained at a bank located in Colorado. New Nibco, Nibco Nevada and RHS are organized under the laws of Nevada and Sachs is a United
 States' citizen.


 Item 3.     Source and Amount of Funds or Other Consideration.

      The Reporting Entities owned convertible subordinated debentures issued by Imtech (Investment Annuity - $225,000 principal amount, New Nibco - $141,000 principal amount, Nibco Nevada - $50,000 principal amount and RHS - $250,000 principal amount) which were purchased for cash and promissory notes. The debentures were exchanged for shares of Preferred Stock in 1996. The Investment Annuity owns an additional 17,400 shares of Common Stock which it purchased in 1998 for cash.

      The Reporting Entities received an aggregate of 1,591,649 shares of Common Stock (Investment Annuity - 633,518 shares, New Nibco - 140,783 shares, Nibco Nevada - 397,005 shares and RHS - 422,343 shares) on December 29, 1998 upon conversion of their Preferred Stock.

      The number of shares of Common Stock which the Reporting Entities received on December 29, 1998, was substantially less than the number of shares to which they believed they were entitled under the terms of the Preferred Stock and the Reporting Entities requested that additional shares of Common Stock be issued to them on several occasions. Imtech refused to issue the additional shares requested by the Reporting Entities. On January 29, 1999, the Investment Annuity, New Nibco, Nibco Nevada, RHS and Sachs filed suit against Imtech in the Federal District Court in the Southern District of New York seeking an award of additional shares of Common Stock.
 Pursuant to the Order signed by Judge Irving Pollack on March 15, 1999, and stipulated to by all parties on March 25, 1999, Imtech has instructed its transfer agent to issue 1,450,882 additional shares of Common Stock to the Investment Annuity, 902,219 additional shares of Common Stock to New Nibco, 322,417 additional shares of Common Stock to Nibco Nevada and 1,893,655 additional shares of Common Stock to RHS.


 Item 4.   Purpose of Transaction.

      The Reporting Entities acquired the Common Stock as a consequence of exercising their right to convert Preferred
 Stock.

      Because the Common Stock is trading at an extremely low price and is thinly traded, the only way in which the Reporting Entities are likely to realize any substantial value for their Common Stock is by selling the Common Stock in a block. The Reporting Entities have no present plans to sell their stock, but Sachs has sought to locate possible purchasers of Imtech and to interest them in considering the acquisition of Imtech. None of such efforts have progressed beyond the stage of preliminary discussions.

      In the event that Imtech does not cooperate with Sachs in seeking to sell Imtech, Sachs may seek to change the board of directors of Imtech.

      Except as described above, none of the Reporting Entities or Sachs presently has any plans that would relate to or result in any of the actions or events enumerated in Item 4 of
 Schedule 13D. Depending upon future developments, the Investment Annuity, New Nibco, Nibco Nevada, RHS or Sachs may, in its discretion, develop plans at any time or from time to time which could relate to or result in one or more of such actions or events.


 Item 5.   Interest in Securities of the Issuer.

      (a),(b),(d) Based upon a review of public filings made by Imtech, it is believed that there are outstanding no warrants, options or other securities that, during the next 90 days, are exercisable for, or convertible into, Common Stock at a price which does not greatly exceed the price at which the Common Stock is presently trading. Based on the 8,439,363 shares of Common Stock outstanding on December 31, 1998, according to Imtech's Report on Form 10-Q for the period ended December 31, 1998, plus the 4,569,173 shares of Common Stock to be issued to the Reporting Entities pursuant to the Order, (i) the Investment Annuity presently beneficially owns 2,101,800 shares of Common Stock (1,450,882 of which are to be issued pursuant to the Order), or approximately 16.15% of the sum of 8,439,363 shares of Common Stock outstanding on December 31, 1998, plus the 4,569,173 shares of Common Stock to be issued pursuant to the Order; (ii) New Nibco presently beneficially owns 1,043,002 shares of Common Stock (902,219 of which are to be issued pursuant to the Order), or approximately 8.01% of the sum of 8,439,363 shares of Common Stock outstanding on December 31, 1998, plus the 4,569,173 shares of Common Stock to be issued pursuant to the Order; (iii) Nibco Nevada presently beneficially owns 719,422 shares of Common Stock (322,417 of which are to be issued pursuant to the Order), or approximately 5.53% of the sum of 8,439,363 shares of Common Stock outstanding on December 31, 1998, plus the 4,569,173 shares of Common Stock to be issued pursuant to the Order; (iv) RHS presently beneficially owns 2,289,098 shares of Common Stock (1,893,655 of which are to be issued pursuant to the Order), or approximately 17.59% of the sum of 8,439,363 shares of Common Stock outstanding on December 31, 1998, plus the 4,569,173 shares of Common Stock to be issued pursuant to the Order; and
 (v) Sachs presently beneficially owns 6,153,322 shares of Common Stock (4,569,173 of which are to be issued pursuant to the Order), or approximately 47.30% of the sum of 8,439,363 shares of Common Stock outstanding on December 31, 1998, plus the 4,569,173 shares of Common Stock to be issued pursuant to the Order.

      (c) No transactions in the Common Stock have been effected by the Investment Annuity, New Nibco, Nibco Nevada, RHS or
 Sachs during the past 60 days.

      (e)  Not applicable.


 Item 6.   Contracts, Arrangements, Understandings or
 Relationships With Respect to Securities of the Issuer.

      None.
















 Item 7.  Material to be Filed as Exhibits.

      Exhibit 1 -  Agreement made pursuant to Rule 13d-1(k)(1).




                               SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 April 8, 1999
      (Date)

                              INVESTMENT ANNUITY OF ROBERT SACHS

                                         s/Robert Sachs
                                           (Signature)

                                    Robert Sachs/Beneficiary
                                         (Name/Title)


 April 8, 1999
      (Date)

                                         NEW NIBCO, INC.

                                         s/Robert Sachs
                                           (Signature)

                                    Robert Sachs/President
                                         (Name/Title)


 April 8, 1999
      (Date)

                                         NIBCO NEVADA, INC.

                                         s/Robert Sachs
                                           (Signature)

                                    Robert Sachs/President
                                         (Name/Title)


 April 8, 1999
      (Date)

                                              RHS CORP.

                                         s/Robert Sachs
                                           (Signature)

                                    Robert Sachs/President
                                         (Name/Title)


 April 8, 1999
      (Date)

                                         s/Robert Sachs
                                           (Signature)




 * Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).



                           INDEX TO EXHIBITS
                        -----------------


 EXHIBIT 1       AGREEMENT MADE PURSUANT TO RULE
                              13d-1(k)(1)